EXHIBIT C
[Projection LLC Letterhead]
September 2, 2008
The Board of Directors of International Shipholding Corporation
11 North Water Street, Suite 18290
Mobile, AL 36602
Gentlemen:
     On behalf of Projection LLC, a wholly owned subsidiary of Liberty Shipping Group LLC, I am pleased to submit our proposal to acquire all of the outstanding common stock of International Shipholding Corporation (the “Company”) at a purchase price of $25.75 per share, payable in cash, which represents a total enterprise value of approximately $308 million. Our proposal represents a 27% premium over the Company common stock’s closing price of $20.25 per share on August 29, 2008.
     We believe that our proposal will deliver significant value to and be enthusiastically supported by your stockholders. While our proposal is based on a review of publicly available information, we would be pleased to meet with you to consider any non-public information that may support an improvement to our proposal. We are also prepared to discuss with members of the Johnsen family the possibility of allowing them to rollover part of their existing interest in the Company into equity of the combined company in a tax efficient manner.
     Our proposal is subject to confirmatory due diligence, which we are prepared to commence immediately. Assuming we are granted access to complete information promptly, we believe we would be in a position to finalize the confirmatory due diligence quickly given our understanding of your business and our industry expertise. Our proposal is also subject to the negotiation of a mutually satisfactory definitive merger agreement and the receipt of all necessary regulatory approvals — all of which we intend to work towards simultaneously with our due diligence efforts. We do not anticipate any antitrust or other issues that would delay our ability to consummate the transaction on an accelerated basis. We do not anticipate that the transaction will be subject to any financing condition.
     We have already dedicated considerable time and resources to an analysis of a potential transaction. We have retained Jefferies & Company, Inc. as our financial advisor and Gibson, Dunn & Crutcher LLP as our legal advisor. Our team is prepared to devote the additional time and resources necessary to ensure a smooth and expedited process.
     Our preference is to work together with you and your advisors to negotiate and announce a definitive agreement between our companies in the near term. Our proposal to acquire the Company represents a unique and compelling opportunity to create a stronger combined company that will be well positioned to succeed in the vital U.S. seaborne transportation sector.
     Our leadership team and advisors remain prepared to meet with you and your advisors at your earliest convenience to conduct the necessary due diligence and negotiate a merger agreement. In light of the importance of this proposal to your stockholders, we reserve the right to make a tender offer for some or all of the outstanding shares of common stock of the Company, seek representation on the Board of Directors of the Company or pursue other available courses of action to bring our proposal directly to your stockholders.

     As always, you can reach me in my office or on my cell phone. We look forward to hearing from you soon.
Very truly yours,
  /s/ Philip J. Shapiro
Philip J. Shapiro
Chairman of the Board,
President and Chief Executive Officer